Exhibit 99.1

CANARC RESOURCE CORP. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canarc.net CCM: TSX CRCUF: OTCQB

News Release

Canarc Amends Option Agreement on Princeton Gold Property, BC

Vancouver, Canada –July 9, 2019 – Canarc Resource Corp. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CAN) announces that it has reached an agreement with Universal Copper Ltd. (formerly Tasca Resources Ltd.) and Sydney Wilson to modify the terms of its previously-announced option agreement dated December 20, 2018 to acquire an 80% interest in the 14,650 hectare Princeton Gold property located in southern British Columbia, Canada.

Scott Eldridge, Canarc’s CEO, stated: "The amendments reduce Canarc’s exploration commitment from $900,000 to $490,000 and give Canarc more time to conduct early stage exploration and better define targets for drilling. We plan to commence a Phase 2 exploration program this month, including prospecting, mapping, sampling and trenching of the existing gold vein prospects, as well as evaluating geochemical and geophysical methods to detect buried gold veins.”

Revised Option Agreement Terms

To earn 75% interest in the Princeton Gold property from Universal, Canarc will spend $490,000 on exploration over a 2-year period, issue 375,000 common shares and pay $25,000 to Universal as follows:

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     Phase 1 - CAD$100,000 on an airborne geophysical survey (completed);
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     Phase 2 - CAD$90,000 on exploration activity in 2019;
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     Issue 375,000 common shares on or before December 1, 2019;
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     Phase 3 - CAD$300,000 on exploration activity in 2020;
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     Pay CAD$25,000 on or before December 31, 2020;

Once Canarc exercises its option and earns its 75% interest, Canarc and Universal will form a 75/25 joint venture to further explore and develop the property. Universal will retain a 1% NSR royalty on the property and Sydney Wilson has a 2% NSR royalty on the “Sydney Wilson claims” portion of the property which totals 4,012 hectares. The Universal NSR and 50% of the Wilson NSR can be acquired for $1.0 million each.

Property Location

The road accessible Princeton Gold property consists of 14,650 hectares located 35 kilometers south of Princeton, British Columbia, 95 kilometers south the Shovelnose property (Westhaven Ventures Inc, TSX-V: WHN), and 11 kilometers south of the producing Copper Mountain Copper Mine (Copper Mountain Mining Corporation, TSX: CMMC).

Geology and Mineralization

The property is underlain by both Eocene Princeton Group volcanics and Triassic Nicola Group volcanics. Gold bearing quartz veins occur in Nicola volcanics proximal to Princeton volcanics. Mineralization is confined to the quartz veins or within the first meter of the andesitic host rock. The quartz veins range from 0.3 to 1.8 meters in width and consist of white quartz with limonite fractures, irregular limonitic patches and a rare vuggy texture.

Next Steps

Canarc plans to commence a Phase 2 exploration program this month, including prospecting, mapping, sampling and trenching of the existing gold vein prospects, as well as evaluating geochemical and geophysical methods to detect buried gold veins. The property is already permitted for ten drilling sites and fifty trenching sites.

Qualified Person

Garry Biles, P.Eng, President & COO for Canarc Resource Corp, is the Qualified Person who reviewed and approved the contents of this news release.

"Scott Eldridge”

____________________
Scott Eldridge, Chief Executive Officer
CANARC RESOURCE CORP.

About Canarc - Canarc Resource Corp. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America.  The Company is currently advancing two core assets, each with substantial gold resources, and has initiated a high impact exploration strategy to acquire and explore new properties that have district-scale gold discovery potential.  Canarc shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact:
Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historic facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canarc, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, the Company’s ongoing due diligence review in relation to the Acquisition, risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.